EXHIBIT 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Successor	Predecessor
	Period from October 11, 2007 through March 31, 2008	Period from April 1, 2007 through October 10, 2007
Operating revenues	$1,290	$5,821
Costs and expenses:
Fuel, purchased power and delivery fees	1,464	1,717
Operating costs	664	762
Depreciation and amortization	812	430
Selling, general and administrative expenses	433	471
Franchise and revenue-based taxes	178	195
Other income	(28)	(40)
Other deductions	77	72
Interest income	(29)	(39)
Interest expense and related charges	1,683	474

Total costs and expenses	5,254	4,042

Income (loss) from continuing operations before income taxes	(3,964)	1,779
Income tax expense (benefit)	(1,334)	583

Income (loss) from continuing operations	(2,630)	1,196
Income from discontinued operations, net of tax effect	1	24

Net income (loss)	$(2,629)	$1,220